Exhibit 99.1

Concord Medical Announces Receipt of NYSE Non-Compliance Letter

Regarding ADS Trading Price

BEIJING, February 20, 2024 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention in China, today announced that it has received a letter (the “Letter”) from the New York Stock Exchange (the “NYSE”) dated February 12, 2024, notifying the Company that it is below compliance standards due to the trading price of the Company’s American depositary shares (the “ADSs”) and that the applicable cure period for the Company to regain compliance expires on August 12, 2024.

Pursuant to applicable NYSE continued listing standards, a company would be considered “below criteria” by the NYSE if the average closing price of a security as reported on the consolidated tape is less than $1.00 over a consecutive 30 trading-day period. Once notified, the company must bring its ADS trading price and average ADS trading price back above $1.00 within the applicable cure period following receipt of the notification. The company can regain compliance at any time during the cure period if on the last trading day of any calendar month during the cure period the company has an ADS closing price of at least $1.00 and an average ADS closing price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. In the event that at the expiration of the cure period, both a $1.00 ADS closing price on the last trading day of the cure period and a $1.00 average ADS closing price over the 30 trading-day period ending on the last trading day of the cure period are not attained, the NYSE will commence suspension and delisting procedures.

To address this issue, the Company intends to monitor the market conditions of its listed securities and is still considering its options.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

About Concord Healthcare

Concord Healthcare is an oncology healthcare provider in China. Concord Healthcare serves both cancer patients through self-owned medical institutions and third-party medical institutions through medical equipment, software and related services. In its self-owned medical institutions, Concord Healthcare provides a full spectrum of oncology healthcare services to cancer patients across the entire care continuum, leveraging its multidisciplinary team specialists and diagnosis and treatment capabilities featuring precision radiation therapy. Through its medical equipment, software and related services, Concord Healthcare serves a widespread network of enterprise customers, primarily hospitals, with integrated oncology-related services, including primarily sales and installing of medical equipment and software, management and technical support, and operating lease.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn